Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

August 8, 2018	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                          Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-223482)

Dear Mr. Ganley:

In a telephone conversation on April 6, 2018, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on March 6, 2018. We have revised the Registration Statement to respond to the comments you provided, including during the telephone conversation, and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure.  Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Fees and Expenses

1.                                    Pages 13-14 – Fees and Expenses – Footnote 7 – The disclosure in the first paragraph states that the income based fees have been adjusted to take into account the waiver of the income based fees related to the American Capital acquisition. Please present the income based fees line item on a “gross” basis and include a separate line item for the waiver.

The Fund has revised the disclosure as requested on page 13 of Amendment No. 1.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

August 8, 2018

Risk Factors

2.                                          Page 25 – Risk Factors – “We may be unable to realize the benefits anticipated by the American Capital Acquisition, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.”  The Staff notes that the American Capital Acquisition closed at the beginning of 2017.  Please expand this risk factor to discuss the status of integration efforts and/or any adverse effects as a result of the integration efforts.

The Fund advises the Staff that it believes there are no further material integration efforts or material adverse effects related to the American Capital Acquisition, and has removed the risk factor as requested on page 25 of Amendment No. 1.

3.                                          Pages 29-30 – Risk Factors – In light of the recently passed Tax Cuts and Jobs Act, please include detail in the risk factors related to the tax implications of such legislation to RICs.

The Fund does not expect that any of the changes in law enacted by the Tax Cuts and Jobs Act will have a material effect on the taxation of the Fund or a holder of its common shares.  Accordingly, the Fund does not believe that any additional revisions to any risk factor as a result of the Tax Cuts and Jobs Act are necessary or appropriate.

4.                                          Page 35 – Risk Factors – The Staff notes that the risk factor “Changes in laws or regulations governing our operations or the operations of our portfolio companies or our SBIC subsidiary, changes in the interpretation thereof or newly enacted laws or regulations, such as the Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and Public Law No. 115-97 (the “Tax Cuts and Jobs Act”), could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.” includes statements regarding certain Dodd-Frank regulations that have not been implemented.  Please expand the disclosure to specify which unimplemented Dodd-Frank rules the Fund is particularly concerned about.

The Fund has revised the disclosure as requested on page 36 of Amendment No. 1.

Business

5.                                    Page 101 – Business – Operating and Regulatory Structure – Please revise your disclosure to discuss what actions the Fund is contemplating with respect to the increased leverage that may be available as a result of the recently enacted Small Business Credit Availability Act.  Please also discuss the related impacts of any decision to increase leverage on the Fund, including any necessary amendment of credit facilities, etc.

The Fund has revised the disclosure as requested on pages 7, 27, 37, 87 and 112 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 8, 2018

Accounting

6.                                    Pages F-43 to F-45 – Footnotes 7 and 8 to Schedule of Investments related to affiliated and control holdings.  In future financial statements please disclose the following in each of the charts included in these footnotes:

•                                         Fair Value of each holding (SX 12-14 Column F); and

•                                         Totals for all income, gain and fair value columns that agree with correlative amounts on the balance sheet and income statement (SX 12-14 Inst. 4).

For future financial statements, the Fund will include the Fair Value of each holding, as required by Regulation S-X, Rule 12-14 Column F, and totals for all income, gain and fair value columns that agree with correlative amounts on the balance sheet and income statement, as required by Regulation S-X, Rule 12-14 Instruction 4.  The Fund notes that it has included the disclosure as requested in its Quarterly Report on Form 10-Q, filed on May 2, 2018, which are included in Amendment No. 1.

7.                                    Page F-77 – Statement of Cash Flows – The cash flow discloses that $79M was earned by the Fund related to payment-in-kind interest and dividends.  Please ensure that PIK amounts and any other category of income exceeding 5% of total investment income are disclosed as separate line items on future statement of operations. SX 6-07.1.

For future financial statements, the Fund will ensure that payment-in-kind interest and dividends amounts and any other category of income exceeding 5% of the Fund’s total investment income are disclosed as separate line items, as required by Regulation S-X, Rule 6-07.1.  The Fund notes that it has included the disclosure as requested in its Quarterly Report on Form 10-Q, filed on May 2, 2018, which are included in Amendment No. 1.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation